First Quarter Report for the Period Ending September 30, 2006

Management Discussion and Analysis	November 10, 2006

This discussion and analysis of the consolidated operating results and financial condition of the Company for the three months ended September 30, 2006 and 2005 should be read in conjunction with the Consolidated Financial Statements and the related Notes for the three months then ended. All dollar amounts are in Canadian dollars unless otherwise stated.

White Knight is an exploration company active in finding and generating new mineral prospects. After performing cursory geologic work, the Company may seek a third party to further explore the project or develop it on its own behalf. The Company’s operations have been based in Nevada since 1993.

White Knight has been exploring for Carlin-type gold deposits in Nevada since 1993. The Company has focused its efforts in north central Nevada because management believes the probability of a world-class gold discovery is greater here than in any other geographic region in the world. Industry experience has repeatedly shown that new large and profitable gold deposits are most likely to be discovered in areas where large gold deposits are known to exist. This exploration philosophy has been re-affirmed by the Cortez Joint Venture with its current world-class discovery, Cortez Hills.

On May 2, 2006, the Company was presented with a takeover proposal by U.S. Gold Corporation (“US Gold”) whereby the shareholders of White Knight would receive 0.35 shares of US Gold for each outstanding share of White Knight with closing to take place by June 28, 2006. US Gold was unable to receive appropriate clearances from the Securities Exchange Commission (“SEC”) on a timely basis, and the takeover proposal was withdrawn. In October 2006, US Gold filed a Form S-4 Registration Statement with the SEC. Management anticipates that a new bid will be proposed after US Gold has completed the Form S-4 process.

The Company has been continuing to follow its own exploration plan whereby targets are being generated on a number of its 100% owned properties. During the 2006 exploration season, significant drill production difficulties have been encountered by the Company. Drill availability is at an all time low and in an effort to alleviate this obstacle, the Company is in the process of building its own drill rig. It is anticipated that this rig will be available for use in December 2006. Exploration activities in northeastern Nevada continue to gain momentum, being fueled by a gold price of over US$600 per ounce. Although drill availability is a bottleneck for the industry at this point, history has shown that where there is demand, that demand is usually serviced. It appears that the exploration industry in Nevada is relying more and more on core drilling in a region that was almost exclusively serviced by reverse circulation drilling in the past.

The Company currently owns eighteen properties (over 70,000 acres), sixteen of which are located within the Cortez Trend. These properties are summarized as follows:

Property	Location	Trend	White Knight Ownership	Optioned to Third Party	Acres	Square Miles
Benmark	Eureka County	Cortez	100%		1,616	2.53
Celt	Eureka County	Cortez	100%	51%	12,569	19.64
Cottonwood	Eureka County	Cortez	100%		2,178	3.40
Fye Canyon	Eureka County	Cortez	100%	51%	6,320	9.88
Goldstone	Eureka County	Cortez	100%		1,191	1.86
Gold Bar Horst	Eureka County	Cortez	100%		3,652	5.71
Gold Pick	Eureka County	Cortez	100%		601	0.94

Property	Location	Trend	White Knight Ownership	Optioned to Third Party	Acres	Square Miles
Hunter	Eureka County	Cortez	100%		1,116	1.74
Ian	Eureka County	Cortez	100%		1,101	1.72
Knolls	Humboldt County	Cortez	100%		3,637	5.68
McClusky Pass	Eureka County	Cortez	100%		5,175	8.09
New Pass	Churchill County	Austin-Lovelock	100%	50%	2,232	3.49
Pat Canyon	Eureka County	Cortez	100%		3,582	5.60
Patty	Eureka County	Cortez	30%		10,008	15.64
Slaven Canyon	Lander County	Cortez	100%		6,599	10.31
South Cabin Creek	Eureka County	Cortez	100%		1,735	2.71
Squaw Creek	Elko County	Carlin	100%	50%	3,040	4.75
Tonkin Summit	Eureka County	Cortez	100%		3,826	5.98
Miscellaneous	Eureka County	Cortez	100%		1,756	2.74
Total					71,934	112.41

MINERAL PROJECT REVIEW

This review of selected properties has been prepared by John M. Leask, P.Eng., Chairman and President of the Company, and a Qualified Person (“QP”) as defined by National Instrument 43-101 (Standards of Disclosure for Mineral Projects).

Celt Property

In October 2006, the Company’s joint venture partner, Teck Cominco American Incorporated (“Teck Cominco”) commenced a 6-10 hole, 8,000 foot reverse circulation (“RC”) drill program on the Celt property which is located in north central Nevada. During the 2005 field season, Teck Cominco completed gravity and IP surveys on the property which defined a 7 kilometre-long geophysical feature interpreted as the faulted western edge of a lower-plate horst block. Lower-plate carbonate host rocks were encountered in six of eight RC holes drilled in 2005, with anomalous gold values encountered. Management now believes that the several kilometre-long gold soil/rock anomaly located along the west Roberts Mountains range front may be related to a gold system focused along horst bounding structures extending to the west of the 2005 drilling. The 2006 drilling campaign is designed to test this model.

The Celt property comprises 608 unpatented claims (12,569 acres) located along the western edge of the Roberts Mountains, immediately northeast of the Gold Bar Mine in Eureka County, Nevada. In October 2004, the Company entered into a Financing and Acquisition Agreement with Teck Cominco whereby it was granted the option to earn an initial 51% interest in the property by incurring exploration expenditures, and making cash payments in annual increments prior to December 31, 2008.

Cottonwood Property

During October 2006, the Company commenced a four to eight hole, 5,000 to 10,000 ft drill campaign on its 100% owned Cottonwood project located in the Cortez Trend. This project covers a major window-bounding fault (Wall Fault) which places upper-plate rocks in direct contact with lower-plate Devonian limestones. The geologic similarities between the Wall Fault and the major ore forming Post Fault of the Carlin Trend are numerous. The 2006 effort will focus north of the 2005 drilling along the Wall Fault and the subparallel Wall Anticline, in the Pot Canyon and French Trail deposit areas where significant gold mineralization has been drilled and remains open for expansion.

Fye Canyon Property

Subsequent to the period end, Teck Cominco American Incorporated (“Teck Cominco”) requested and received permission from the Company to amend their exploration expenditure commitment under the Financing and Acquisition Agreement dated October 20, 2004. In consideration of the Company granting an extension from December 31, 2006 to March 31, 2007, Teck Cominco will guarantee the US$1,250,000 aggregate expenditure commitment now due by March 31, 2007. Teck Cominco has an option to earn an initial 51% interest in the property by incurring exploration expenditures, and making cash payments in annual increments prior to December 31, 2008.

Gold Bar Horst Property

The Company has completed the Phase I drilling program at its wholly owned Gold Bar Horst property located in the Cortez Trend, Nevada. The drill program tested a “blind” gravel-covered pediment target and was designed to establish depth to lower-plate bedrock previously interpreted by a gravity geophysical survey performed by the Company in 2005. In addition, the program was to test geophysically interpreted horst-bounding structures which may be related to the former producing Gold Bar Mine located within 2,000 feet of the northern claim boundary of the Gold Bar Horst South claim block. Of the proposed 9 drill holes, 6 were drilled but only 4 were completed to the target depth. Technical difficulties, including equipment failure and caving overburden, prevented the completion of the remaining two holes. Lower-plate limestones were encountered as shallow as 390 feet. Anomalous arsenic and trace gold were encountered in all three of the holes for which assays have been received. The Company now interprets that favourable host lithologies are explorable at reasonable depths over an area measuring 3,500 ft x 7,000 ft on the southern Gold Bar horst property. Alteration and gold-arsenic anomalies encountered in the 2006 drilling indicate that the gold-mineralizing system continues southward from Gold Bar. Management is currently evaluating the 2006 drill data with emphasis on generating targets for further drilling.

Hunter Property

Subsequent to the Gold Bar Horst drilling, the Company moved the drill to its wholly owned Hunter property, also located in the Cortez Trend, where three holes were completed totaling 800 feet. The Company is currently awaiting drill results.

Patty Property (formerly Indian Ranch)

During September 2006, the Company’s joint venture partner, Barrick Gold Corporation, commenced drilling on the Patty project, formerly named Indian Ranch. The planned program comprises 1,850 metres (6,000 feet) of reverse circulation drilling in 3 to 4 holes. Results from recent drilling provide the incentive for this drill program. Drill hole data from drilling executed between November 2005 and January 2006 show that a thick zone of gold mineralization is hosted within the Roberts Mountains Formation. Structural trends crossing this host will be tested with this drill program. Previously released drill hole PIR05-10 reported an intercept of 9.1 metres grading 1.58 g/t gold within a broad zone of low grade gold mineralization in the Roberts Mountains unit. Several holes angled off the same drill pad also intersected significant gold at what is interpreted to be the same host sequence. Highlights of the program occurred in drill hole PIR05-12 which was drilled at an angle of 700 and an azimuth of 3500 from PIR05-10 and returned the following intervals: 676 ppb Au (0.023 oz/ton) from 1370 feet to 1460 feet (90 feet) including 15 feet grading 1,820 ppb Au (0.057 oz/ton) from 1380 feet to 1395 feet Drill holes PIR05-11, PIR05-13, PIR05-14 and PIR05-15 were all drilled off the drill pad set-up for PIR05-10 and were lost above the target section. Drill hole PIR05-16 also intersected anomalous gold in what is projected as a down faulted block to the south of PIR05-10. The assay interval from 2,620 feet to 2,720 feet returned 219 ppb gold over 100 feet with a high of 500 ppb gold over 5 feet.

New Pass Property

The Company’s joint venture partner, Bonaventure Enterprises Inc. (“Bonaventure”), has commenced Phase 2 angle drilling in the northern portion of the project drill grid using a reverse circulation rig. The program includes 9,000-10,000 feet (2,700-3,050m) of new drilling in 20-25 holes to expand the current resource. Hole depths will be 250 feet (75m) to 650 feet (200m) deep. Drilling of the untested portion of the current drill grid as well as up-dip and down-dip offsets from previous drilling will be completed. The Phase 2 drilling program will occur over a strike length of approximately 3,200 feet (975 m). The angle hole program will also test volcanic rocks above previous drilling that have not been assayed and explore possible high grade feeder faults below the deposit. The drilling program is expected to last until the end of the year. Bonaventure has an option to earn an initial 50% interest in the property by incurring exploration expenditures, issuing shares and making option payments over a 4-year period.

During the period, the Company filed a 43-101 report on the New Pass Property on SEDAR. The report can viewed at www.sedar.com.

Slaven Canyon Property

The Slaven Canyon property consists of 6,587 acres located in the northern Shoshone Range, Lander County, Nevada, approximately 14 miles southeast of Battle Mountain. During 2005 this project was drilled with two exploration objectives: 1) to establish the existence of, and depth to, lower-plate limestone host rocks, and 2) to establish a better understanding of the structural controls for the upper-plate hosted mineralization. Drill hole SL21, drilled to a final depth of 2583 ft, encountered several thrust fault sequences. Deep in the hole, a 100 ft-thick, highly sheared micritic limestone was encountered, which was interpreted to be a piece of lower-plate, based on lithology. Diamond drill hole SL25 was completed 3 months later and reached a total depth of 3088 ft. This hole was drilled through the known upper-plate resource and confirmed the grade and disseminated nature of gold mineralization, intersecting 50 ft @ 0.092 opt Au including 5 ft @ 0.380 opt Au. The hole also drilled the same thrusted and repeated sequences observed in DDH SL21. However, the hole, which included some limestone interbeds similar to the limestone drilled in Hole 21, remained in upper-plate rocks to the total depth drilled. The shallow drilling at Slaven (less than 1000 ft) established strong exploration potential for a structurally controlled deposit of significant size in upper-plate host rocks, principally in quartzites which have yielded strong gold values both in drill holes and in surface samples (e.g. 25 ft @ 0.122 opt Au in a roadcut). It is the Company’s intention to further explore the property when a drill rig becomes available.

Squaw Creek Property

The Company’s joint venture partner, Bonaventure, has commenced its drilling program at Squaw Creek, and the first of three 1,500 feet (457 metres) deep angle holes is approaching target depth. The holes are pre-collared using a reverse circulation rig to penetrate post-mineral rocks and completed using a core rig. Holes SC-0601 and 0602 are a fence of holes designed to drill across a large interpreted fault zone indicated in a CSMT geophysical survey completed in 2005. The primary target at Squaw Creek is a high grade vein deposit like Ken Snyder to the northwest or the deeper part of Hollister, located to the southeast. The program is expected to last approximately one month. Bonaventure has an option to earn an initial 50% interest in the property by incurring exploration expenditures, issuing shares and making option payments over a 4-year period.

OPERATIONS AND FINANCIAL CONDITION

Summary of Quarterly Results

The following is a summary of certain selected unaudited financial information for the most recent eight fiscal quarters.

		Unaudited
		(Fiscal Quarters of the Fiscal
		Year ended June 30, 2007)
All in $1,000’s
except Loss per Share	First Quarter
Working capital	$12,582
Loss	$180
Loss per share	$(0.003)
Loss per share (fully diluted)	$(0.003)

Total assets	$21,225
Total liabilities	$439

Deficit	$16,062

		Unaudited
		(Fiscal Quarters of the Fiscal
		Year ended June 30, 2006)
All in $1,000’s
except Loss per Share	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Working capital	$16,253	$14,778	$14,183	$13,239
Loss	302	179	2,421	405
Loss per share	0.005	0.003	0.041	0.007
Loss per share (fully diluted)	0.005	0.003	0.041	0.007

Total assets	21,790	21,814	21,415	21,502
Total liabilities	309	444	147	599

Retained deficit	12,876	13,055	15,476	15,881

		Unaudited
		(Fiscal Quarter of the Fiscal
		Year ended June 30, 2005)
All in $1,000’s
except Loss per Share	Second	Third Quarter	Fourth Quarter
	Quarter
Working capital	$11,867	$11,545	$11,216
Loss	$345	$284	$230
Loss per share	$0.007	$0.005	$0.004
Loss per share (fully diluted)	$0.007	$0.005	$0.004

Total assets	$15,974	$15,716	$15,697
Total liabilities	$128	$85	$180

Deficit	$12,059	$12,344	$12,574

Results of Operations

For the three months ended September 30

The Company’s loss for the quarter ended September 30, 2006 totaled $180,446, a loss of $0.003 per share, as compared to a loss of $302,057 ($0.005 loss per share) for the quarter ended September 30, 2005. Write-off of preliminary exploration costs of $19,966 (total write-off for the three months ended September 30, 2005 was $38,712) coupled with a stock-based compensation charge of $63,668 ($26,766 of stock-based compensation costs for the three months ended September 30, 2005) and general & administrative expenses contributed to the current quarter’s net loss.

General and administrative expenses for the quarter ended September 30, 2006 totaled $226,489, excluding the stock-based compensation expense (September 30, 2005 - $257,940). Other expenses which affect the loss fluctuate from quarter to quarter and consist of unrealized recovery on temporary investments, interest income and gain or loss on foreign exchange, which do not occur on a regular basis.

The Company’s cash and temporary investments decreased by $831,404 during the quarter ended September 30, 2006, from $13,505,584 as at June 30, 2006 to $12,674,180 as at September 30, 2006. Cash resources used in operations totaled $136,161 and in investing activities, $746,348 ($479,890 cash used in acquisition of mineral property costs and deferred exploration costs).

The Company’s activities continued to be focused on exploration in the Cortez Trend, Nevada.

Liquidity

The Company’s working capital as at September 30, 2006 was $12,582,391 as compared to $16,252,995 as at September 30, 2005. Cash and temporary investments decreased by $3,619,849 from $16,294,029 as at September 30, 2005 to $12,674,180 as at September 30, 2006. Cash used by operating activities during the period ended September 30, 2006 was $136,161 (2005 - $541,699).

Cash used in investing activities during the period ended September 30, 2006 was $746,348 in comparison to $5,241,499 in 2005. A total of $33,698 in mineral property interests and $446,192 in deferred exploration costs were expended and initially capitalized during the period ended September 30, 2006, all in Nevada. For the period ended September 30, 2005, the comparative amounts were $148,344 and $402,276 respectively. The Company also invested cash of $244,275 in equipment during the period ended September 30, 2006 (2005 - $18,263). During the period ended September 30, 2006, the Company acquired temporary investments of $12,555 (2005 - $4,660,392).

Cash provided by financing activities during the period ended September 30, 2006 was $Nil compared to $6,238,933 for the period ended September 30, 2005.

At the date of these consolidated financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its mineral property interests. The ability of the Company to realize the costs it has incurred to date on these mineral property interests is dependent upon the Company being able to lever its property interests and cash, by way of exploration activities and option/joint ventures, into assets of greater value.

Capital Resources

The Company’s authorized capital consists of an unlimited number of common shares without par value. At September 30, 2006, the Company had 59,384,972 issued and outstanding common shares (September 30, 2005 –59,149,972), and at October 31, 2006 the Company had 59,384,972 issued and outstanding shares.

The Company adopted a formal written stock option plan (“Stock Option Plan”) dated November 4, 2002 which was subsequently amended and approved as amended by the Shareholders of the Company on December 12, 2003. Under this plan, the Company may grant options for up to 7,072,935 common shares to directors, employees and consultants at exercise prices to be determined by the market value on the date of grant. Vesting of options is made at the discretion of the Board of Directors at the time the options are granted with the exception of options granted in relation to investor relations. Options granted to consultants engaged in investor relations activities must vest no earlier than as to one-quarter upon the grant date and as to a further one-quarter after each of the following three four-month periods. The options can be granted for a maximum term of 5 years. The Amended Stock Option Plan was approved by the TSX Venture Exchange (the “Exchange”) on February 13, 2004.

During the period ended September 30, 2006, no stock options were granted, exercised or terminated. As at September 30, 2006 the Company had 5,120,000 stock options outstanding at exercise prices ranging from $0.23 per share to $1.91 per share with expiry dates ranging from January 23, 2008 to January 10, 2011. Subsequent to September 30, 2006, there were no stock options granted, exercised or terminated. If exercised, the remaining 5,120,000 stock options would increase the Company’s available cash by $5,101,110.

During the period, there were no warrants exercised. At September 30, 2006 the Company had 1,500,000 warrants at $2.50, exercisable to December 20, 2006, outstanding.

Related Party Transactions

The Company entered into the following transactions with related parties as follows:

During the period ended September 30, 2006, the Company paid or accrued management fees in the amount of $66,000 (2005 - $66,000) to companies controlled by directors.

During the period ended September 30, 2006, the Company paid or accrued administrative consulting fees in the amount of $34,009 (2005 - $27,678) to directors and officers of the Company and a company controlled by a director.

During the period ended September 30, 2006, the Company paid consulting fees in the amount of $26,921 (2005 -$28,840) to directors and officers of the Company and companies controlled by directors. Of that amount, $26,921 (2005 - $28,840) is included or written off to deferred exploration costs.

Amounts payable to related parties at September 30, 2006 aggregated $100,529 (June 30, 2006 - $118,002). The fair value for amounts due to related parties is not determinable since there are no stated terms of repayment.

Amounts payable to related parties have no specific terms of repayment, are unsecured, and have no interest rate. The amounts charged to the Company for the services provided have been determined by negotiation among the parties and are covered by signed agreements. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Proposed Transactions

In October 2006, U.S. Gold Corporation filed an S-4 Registration Statement with respect to an anticipated take-over of the Company.

The Company constantly seeks business opportunities to advance its business and to increase shareholder value. It is the policy of the Company to disclose material transactions in accordance with the requirements of the regulatory authorities and when in the best interests of the Company to do so.

Risks and Uncertainties

The Company’s financial success will be dependent upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations.

Disclosure Controls and Procedures

The Company’s management, with the participation of the Company’s Chief Executive Officer, John M. Leask, and Chief Financial Officer, Megan Cameron-Jones, evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the required filings.

Based upon the evaluation described above, the Chief Executive Officer and the Chief Financial Officer concluded that as of the end of the period covered by the required filings, the Company’s disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in reports that the Company files.

Forward Looking Statements

All statements in this report that do not directly and exclusively relate to historical facts, constitute forward-looking statements. These statements represent the Company’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties, and other factors of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, as a result of new information, future events or otherwise.

JOHN M. LEASK, P.Eng	GORDON P. LEASK, P.Eng.
Chairman, President & CEO	Director
Vancouver, BC, Canada	Vancouver, BC, Canada

BRIAN D. EDGAR	MEGAN M. CAMERON-JONES
Director	Director, Secretary & CFO
Vancouver, BC, Canada	Vancouver, BC, Canada

ROBERT G. CUFFNEY	KAREEN McKINNON
Vice-President, Exploration	Vice-President, Corporate Development
Reno, Nevada, USA	Vancouver, BC, Canada

HEAD OFFICE	NEVADA OFFICE
Suite 922, 510 West Hastings Street	Suite 140, 121 Woodland Avenue
Vancouver, BC, Canada	Reno, Nevada, USA
V6B 1L8	89523

Tel: (604) 681-4462	Tel: (775) 787-3444
Fax: (604) 681-0180	Fax: (775) 787-3447
E-mail: info@whiteknightres.com
Website: www.whiteknightres.com

LEGAL COUNSEL	TRANSFER AGENT
Axium Law Corporation	Pacific Corporate Trust Company
Vancouver, BC, Canada	Vancouver, BC Canada

REGISTERED OFFICE	AUDITOR
Suite 3350	Davidson & Company
1055 Dunsmuir Street	Chartered Accountants
Vancouver, BC, Canada V7X 1L2	Vancouver, BC, Canada

CAPITALIZATION	FINANCIAL INSTITUTION
Authorized:	Bank of Montreal
Unlimited common shares	Vancouver, BC, Canada
Issued as at October 31, 2006: 59,384,972

STOCK EXCHANGE
Listed: TSX Venture Exchange
Symbol: WKR-V